UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 15)

Under the Securities Exchange Act of 1934

CLARUS CORPORATION

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

18270P109

(CUSIP Number)

Warren B. Kanders Kanders GMP Holdings, LLC c/o Kanders & Company, Inc. 250 Royal Palm Way Suite 201 Palm Beach, Florida 33480
Copy to: Robert L. Lawrence, Esq. Kane Kessler, P.C. 600 Third Avenue, 35th Floor New York, New York 10016 (212) 541-6222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 28, 2024

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

CUSIP No. 18270P109	13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Warren B. Kanders
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,424,977
	8	SHARED VOTING POWER 100,444
	9	SOLE DISPOSITIVE POWER 6,424,977
	10	SHARED DISPOSITIVE POWER 100,444

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,525,421
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 18270P109	13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Kanders GMP Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,528,465 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,528,465 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,528,465
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 18270P109	13D/A	Page 4 of 6 Pages

This Amendment No. 15 amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission on April 12, 2002, as amended by Amendment No. 1 filed on June 6, 2002, as amended by Amendment No. 2 filed on October 29, 2002, as amended by Amendment No. 3 filed on April 17, 2003, as amended by Amendment No. 4 filed on August 20, 2008, as amended by Amendment No. 5 filed on December 9, 2008, as amended by Amendment No. 6 filed on January 5, 2009, as amended by Amendment No. 7 filed on May 14, 2010, as amended by Amendment No. 8 filed on June 4, 2010, as amended by Amendment No. 9 filed on February 28, 2012, as amended by Amendment No. 10 filed on October 18, 2013, as amended by Amendment No. 11 filed on January 31, 2019, as amended by Amendment No. 12 filed on June 2, 2022, as amended by Amendment No. 13 filed on September 15, 2023, and as amended by Amendment No. 14 filed on December 19, 2023 (collectively, the “Schedule 13D”) by the Reporting Persons (as defined in the Schedule 13D) with respect to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Clarus Corporation (the “Company”), a Delaware corporation, whose principal executive office is located at: 2084 East 3900 South, Salt Lake City, Utah 84124. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Schedule 13D. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following:

This Schedule 13D is filed by the Reporting Persons to report the acquisition of shares of Common Stock upon the vesting of options to purchase shares of Common Stock and the vesting of a restricted stock award that were both previously granted to Mr. Kanders under the Company’s 2015 Stock Incentive Plan which increases Mr. Kanders’ beneficial ownership (as such term is defined under Rule 13d-3 under the Exchange Act of 1934, as amended) of the Common Stock from the amounts reported on the Schedule 13D previously filed by the Reporting Persons with the Commission on December 19, 2023.

The Reporting Persons may review their investment in the Company on a continuing basis, and to the extent permitted by law, may engage in discussions with other stockholders and/or with management and other members of the Board of Directors of the Company concerning the business, operations or future plans of the Company. Depending on various factors including, without limitation, the Company’s financial position, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may, subject to their legal obligations, in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, purchasing additional shares of Common Stock, selling shares of Common Stock, taking any other action with respect to the Company or any of its securities in any manner permitted by law or changing their intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4.

CUSIP No. 18270P109	13D/A	Page 5 of 6 Pages

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a), (b) and (c). As of the date of this Schedule 13D, Mr. Kanders may be deemed to be the beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act of 1934, as amended) of 6,525,421 shares of Common Stock, constituting approximately 16.7% of the outstanding shares of Common Stock, which is comprised of: (i) 3,845,527 shares of Common Stock owned directly by Mr. Kanders; (ii) 1,528,465 shares of Common Stock held by Holdings, of which Mr. Kanders is a majority member and a trustee of the manager of Holdings; (iii) options to purchase an aggregate of 905,997 shares of Common Stock which were previously granted under the Company’s 2015 Stock Incentive Plan and are presently exercisable; (iv) 1,935 shares of Common Stock that Mr. Kanders may be deemed to beneficially own as UTMA custodian for one of his children; (v) 125,221 shares of Common Stock held by Mr. Kanders’ spouse in a UTA Trust Account of which Mr. Kanders is the sole trustee; (vi) 17,832 shares of Common Stock that Mr. Kanders may be deemed to beneficially own as joint tenancy with rights of survivorship; and (vii) 100,444 shares of Common Stock that are beneficially owned by Mr. Kanders’ spouse. Mr. Kanders (i) has the sole power to direct the vote and disposition of 6,424,977 shares of Common Stock; and (ii) shares with his spouse the power to direct the voting and disposition of 100,444 shares of Common Stock.

The amount reported above as being beneficially owned by Mr. Kanders excludes (i) a stock award of 500,000 shares of restricted Common Stock which were previously granted under the Company’s 2015 Stock Incentive Plan and all of which shall vest if on or before May 28, 2024, the Fair Market Value (as defined in the 2015 Stock Incentive Plan) of the Company’s Common Stock shall have equaled or exceeded $35.00 per share for twenty consecutive trading days; (ii) a stock award of 500,000 shares of restricted Common Stock which were previously granted under the Company’s 2015 Stock Incentive Plan and all of which shall vest if on or before March 4, 2032, the Fair Market Value (as defined in the 2015 Stock Incentive Plan) of the Common Stock shall have equaled or exceeded $50.00 per share for twenty consecutive trading days; and (iii) a stock award of 500,000 shares of restricted Common Stock which were previously granted under the Company’s 2015 Stock Incentive Plan of which (A) 250,000 shares shall vest if on or before March 14, 2033, the Fair Market Value (as defined in the 2015 Stock Incentive Plan) of the Common Stock shall have equaled or exceeded $15.00 per share for twenty consecutive trading days, and (B) 250,000 shares shall vest if on or before March 14, 2033, the Fair Market Value (as defined in the 2015 Stock Incentive Plan) of the Common Stock shall have equaled or exceeded $18.00 per share for twenty consecutive trading days.

The percentage of shares of Common Stock reported as being beneficially owned by Mr. Kanders is based upon 39,142,265 shares of Common Stock outstanding as of the date of this Schedule 13D, which includes: (i) 38,149,409 shares of Common Stock outstanding as of November 1, 2023, as set forth in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed with the Commission on November 7, 2023; (ii) options to purchase an aggregate of 905,997 shares of Common Stock which were previously granted under the Company’s 2015 Stock Incentive Plan and that are presently exercisable; and (iii) 86,859 shares of Common Stock (representing the aggregate amount of shares of Common Stock received by Mr. Kanders upon the vesting of 116,666 shares of Common Stock pursuant to a restricted stock award previously granted under the Company’s 2015 Stock Incentive Plan on January 7, 2019, less 29,807 shares that were withheld by the Company to satisfy the tax withholding obligations incurred by Mr. Kanders as a result of the vesting of such restricted stock award).

CUSIP No. 18270P109	13D/A	Page 6 of 6 Pages

The Reporting Persons have engaged in the following transactions involving shares of Common Stock during the last 60 days: (i) on December 2, 2023, 85,333 shares of Common Stock vested and became exercisable pursuant to a stock option award having an exercise price of $14.39 per share that was previously granted to Mr. Kanders under the Company’s 2015 Stock Incentive Plan on December 2, 2020; and (ii) on January 28, 2024, 116,666 shares of Common Stock vested pursuant to a restricted stock award previously granted under the Company’s 2015 Stock Incentive Plan on January 7, 2019 (of which 29,807 shares were withheld by the Company to satisfy the tax withholding obligations incurred by Mr. Kanders as a result of the vesting of such restricted stock award).

(d) and (e). Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2024

/s/ Warren B. Kanders
Warren B. Kanders

KANDERS GMP HOLDINGS, LLC

By:	/s/ Warren B. Kanders
Name:	Warren B. Kanders
Title:	Managing Member